Conner & Winters, LLP
J. Ryan Sacra | Attorney at Law	4000 One Williams Center | Tulsa, OK 74172-0148
p (918) 586-8528 | f (918) 586-8628 | rsacra@cwlaw.com	p (918) 586-5711 | f (918) 586-8982 | cwlaw.com

January 5, 2012

Mr. H. Roger Schwall, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: Empire Petroleum Corporation

Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2010

Filed December 14, 2011

File No: 1-16653

Dear Mr. Schwall:

In connection with your review of the above-captioned filing, we offer the following response to the comment and request contained in your December 27, 2011 letter to Albert E. Whitehead of Empire Petroleum Corporation (the “Company”). To facilitate your review of our response, we have restated your comment followed by our response.

Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2010

1.        We note your response to comment 2 from our letter dated November 18, 2011.  However, we also note that you have omitted from certain of the newly filed exhibits the schedules and exhibits to the relevant agreements.  For example, we note that you have not filed the schedules to the agreements filed as Exhibits 10.16 and 10.17, or the exhibits to the agreement filed as Exhibit 10.20.  Please re-file such agreements in full to include all schedules and exhibits.

The Company undertakes to file the relevant agreements in full with its Annual Report on Form 10-K for the fiscal year ended December 31, 2011 to include all schedules and exhibits.

We would appreciate your earliest possible review of this letter in response to your comment. To expedite the conveyance of additional comments, please feel free to call me at (918) 586-8528 at any time.

Yours very truly,

/s/ J. Ryan Sacra

 J. Ryan Sacra

cc:	Empire Petroleum Corporation
Albert E. Whitehead